UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

COMMISSION FILE NUMBER 1‑11846

AptarGroup, Inc.

DELAWARE	36‑3853103
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

265 EXCHANGE DRIVE, SUITE 100, CRYSTAL LAKE, ILLINOIS 60014

(Address of principal executive offices) (Zip Code)

Robert W. Kuhn 815‑477‑0424

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑  Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from January 1 to December 31, 2019

SECTION 1.      CONFLICT MINERALS DISCLOSURE

Item 1.01            Conflict Minerals Disclosure and Report

AptarGroup, Inc. (the “Company”) has filed a Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019 with the Securities and Exchange Commission (the “SEC”). The Company evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain “conflict minerals” as defined in applicable SEC rules. The Company is filing this form along with a Conflict Minerals Report to disclose the process it used to determine the source of the conflict minerals utilized in the manufacture of its products.

Item 1.02            Exhibit

In accordance with Rule 13p‑1 under the Securities Exchange Act of 1934, a copy of the Company’s Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019 is filed herewith as Exhibit 1.01 and is available at www.aptar.com (see Corporate Statements on the Investors page). Information on the Company’s website shall not be deemed to be a part of, or incorporated into, this report.

SECTION 2.      EXHIBITS

Item 2.01            Exhibits

Exhibit 1.01	Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019 as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AptarGroup, Inc.
(Registrant)

By	/s/ ROBERT W. KUHN
Robert W. Kuhn
Executive Vice President,
Chief Financial Officer and Secretary

Date: May 28, 2020